(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 10, 2007

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

Re: Fidelity Rutland Square Trust (SEC File Nos. 333-109560 / 811-21439)

Ladies and Gentlemen:

On behalf of Fidelity Rutland Square Trust (the "Registrant"), an open-end management investment company, included herewith pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), is Post-Effective Amendment No. 10 to the Registrant's Registration Statement on Form N-1A under the Securities Act and Amendment No. 12 to the Registrant's Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the "1940 Act") (collectively, "PEA No. 10").

The purpose of this filing is to add two new portfolios to the Registrant, which currently offers five portfolios. The new portfolios are PAS Core Income Fund of Funds and PAS Income Opportunities Fund of Funds.

PEA No. 10 is being filed pursuant to Rule 485(a) under the Securities Act, and it is proposed that it shall become effective seventy-five days after filing in accordance with Rule 485(a), or on such earlier date as the Commission may designate. We request your comments by August 9, 2007.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group